UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date November 24, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to conditional share sales and purchase agreement to acquire TS Global Network Sdn Bhd

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Nomor : TEL. 208/LP000/COP-I5000000/2017

Jakarta, November  24, 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re: Acquisition of PT Bosnet Distribution Indonesia by PT Sigma Cipta Caraka

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                 : Telecommunication

Telephone                          : (+6221) 5215109

Facsimile                             : (+6221) 5220500

E-mail                                   : investor@telkom.co.id

1	Information or material facts	Conditional Share Sales and Purchase Agreement to Acquire TS Global Network Sdn Bhd
2	Date	November 24, 2017
3	Description of material facts

On Friday, November 24, 2017 PT Telkom Indonesia (Persero) Tbk (“Telkom”) through its subsidiary, PT Telekomunikasi Indonesia International (“Telin”), has entered into conditional sales and purchase agreement to acquire up to 70% of equity of TS Global Network Sdn Bhd (“TSGN”), Malaysia’s premier satellite communications services and solutions specialist, subject to regulatory approvals.

Total acquisition value is up to RM108.5 million which will be paid in two tranches.

Telkom and TSGN have been collaborating on satellite communication services since 2010. The acquisition continues high synergy and cross leveraging of assets & resources within the group of companies that aim to bring more innovative services for the region.

The partnership and alliance is an effort to win the regional market as well as to strengthen the realization of our vision to become digital telco company.

4	Impact of the incident	Telin will acquire up to 70% of TSGN’s equity, subject to regulatory approvals.
5	Other information

TS Global Network Sdn Bhd (TSGN), a premier satellite communications (SATCOM) services and solutions provider in Malaysia who serves corporations and multinational companies comprising plantation, oil and gas, government, and banks, additionally TSGN also has affiliated companies in Brunei and Myanmar.

PT Telekomunikasi Indonesia International (Telin) is a subsidiary of PT Telekom Indonesia (Persero) Tbk. Telin focuses on international telecommunication business as well as serves as Telkom's business arms in managing and developing its business lines abroad.  For more information, visit www.telin.co.id.

Sincerely yours,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).